Exhibit 99.1

Alterity presents clinical data on PBT434 at the 2019 MDS Congress

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – Tuesday 24 September 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), presents a poster today titled: A First in Human Study of PBT434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France.

The poster will present findings from the completed Phase 1 trial of leading drug candidate PBT434. The drug was found to be safe and well tolerated in its first-in-human study for the treatment of atypical Parkinsonian disorders such as Multiple Systems Atrophy (MSA).

The study recruited 70 adult volunteers and ten older adult (or ≥65 year old) volunteers who took single ascending and multiple ascending oral doses. The volunteers in the single ascending dose, made up of four cohorts, received progressively higher single oral doses of PBT434 followed by blood sampling over 72 hours. In the multiple ascending dose, volunteers received eight days dosing with PBT434, administered as three successively higher dose levels.

Importantly, the results indicated that PBT434 not only crosses the blood brain barrier in humans, confirming previous observations in animal studies, but that clinically tested doses achieve concentrations in the brain that were comparable to or exceeded those associated with efficacy in animal models of disease.

David Stamler, MD, Chief Medical Officer & Senior VP Clinical Development of Alterity, will be presenting the poster. “PBT434 could be transformational for atypical Parkinsonian disorders, improving the lives of those who suffer from these debilitating diseases.” said Dr. Stamler.

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About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.